Exhibit 20(i)

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, SUMMER 2018

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

STATEMENT FROM THE PRESIDENT

As reported in a recent press release, Douglas Taylor and Richard Hill have retired from Taylor Devices as of May 31, 2018. I now accept the role of President with the highest expectations while holding the same high standards as the prior Management team.

As a young engineer, I started my career with the Company in March 1988 and I have worked directly for Doug Taylor ever since. When I started, Paul Taylor was the President and CEO and I am thankful that I had the opportunity to have open discussions with him about the past and the future of the Company. Of course, I am even more grateful for the opportunity to have worked directly for Doug Taylor for all those years while watching the change in direction and the great progress that was made under his leadership. I appreciate where this Company has come from, and I am quite confident in its future direction.

The change in management has been seamless. Our current strategy is to carry on the tradition of excellence for the Company with respect to the products and services that we provide to all our customers. We will maintain the strategies that have made Taylor Devices a successful company since 1955. However, we will also take this opportunity to accommodate even more continuous improvement through a multi-faceted approach. Some of these efforts include more aggressive sales & marketing efforts, improvements in operational efficiency, increased research & development, lower costs, improved lead times, and to generally increase our customer base.

All of these items are meant to accommodate steady increases in revenue and net income so that we can increase shareholder value. Some items will take longer than others, but progress will proceed with certainty. Although none of us are satisfied with the results from fiscal year ending 2018, we look forward to a very bright future indeed. I look forward to sharing pertinent news from the Company and summarizing quarterly results through these newsletters as we always have.

IN MEMORIAM

Reginald B. Newman II

1937 - 2018

It is with great sadness that the Company announces the unexpected passing of Reginald Newman II on April 7, 2018, Taylor Devices’ Board Member and Secretary since 2006. Mr. Newman’s contributions to the Company can never be measured. He brought a vast wealth of wisdom and experience to the Board and was instrumental in bringing significant improvement to the Company for many years. The Company’s Management and employees are eternally grateful to Mr. Newman for his contributions.

NEW DIRECTORS

F. Eric Armenat

We are pleased to announce the appointment of F. Eric Armenat to the Board of Directors of Taylor Devices on April 27, 2018.

Mr. Armenat has more than 37 years of business experience across many industries both private and public. He is currently the President and Chief Executive Officer of Multisorb Filtration Group, which he successfully spearheaded the sale of in early 2018 from a private equity owner. Multisorb is the world leader in the active packaging industry, solving complex technical challenges in the pharmaceutical, food, and industrial markets. We are looking forward to working with Mr. Armenat who is bringing his vast experience in a manufacturing environment to accommodate, in part, improvement to the manufacturing capability of Taylor Devices.

Mark V. McDonough

Mark McDonough, CFO of Taylor Devices, was appointed as a member of the Board of Directors to fill the vacancy created by the retirement of Richard G. Hill.

Alan R. Klembczyk

It is with great honor that I have accepted a position on the Board of Directors to fill the vacancy created by the retirement of Douglas Taylor.

FINANCIAL RESULTS

Taylor Devices completed its 2017-2018 fiscal year on May 31, 2018. Sales for 2018 were $ 24,363,967 down slightly from $25,536,996 in 2017. Net income was $443,370 down from $2,330,577 in 2017.

Taylor Devices’ firm sales order backlog at year’s end was $23.1 million, compared to $21.6 million at the end of the 2017 fiscal year.

FOURTH QUARTER	F/Y 17-18	F/Y 16-17
SALES	$6,410,815	$6,301,098
NET INCOME	$112,893	$844,260
EARNINGS PER SHARE	$0.04	$0.24

FISCAL YEAR	F/Y 17-18	F/Y 16-17
SALES	$24,363,967	$25,536,996
NET INCOME	$443,370	$2,330,577
EARNINGS PER SHARE	$0.13	$0.66
SHARES OUTSTANDING	3,466,267	3,439,682

NEW ORDERS - SEISMIC / WIND

Listed below are some examples of new orders for seismic and wind dampers that were received during the past quarter. This is not a complete list, but this will provide a flavor of some of the new projects we are currently working on.

■	Special Dampers for a New Pedestrian Bridge in the US.
■	Seismic Dampers for a Manufacturing Plant in Asia
■	Seismic Dampers for a Residential Building in Asia
■	Seismic Dampers for a 38 Story Residential Building in Central America
■	Seismic Dampers for the San Francisco-Oakland Bay Bridge, CA
■	Seismic Dampers for a Bridge in Asia

In a recent press release, it was announced that Taylor Devices received its largest contract ever worth $7.51 million to supply 96 large seismic dampers for the San Francisco-Oakland Bay Bridge. Receiving this contract was the result of the significant efforts on behalf of the Sales and Engineering teams at Taylor Devices over the last few years to design and qualify a special damper with new and proprietary features to meet new requirements of the California State Department of Transportation.

NEW ORDERS – AEROSPACE / DEFENSE

Although not complete, provided below is a list of some new military/aerospace projects that we are working on:

■	Landing Gear Shock Struts – The Company has received a substantial contract from an overseas aircraft manufacturer.
■	KC-46 Tanker Aircraft Program – The Company has received a follow on contract for our energy absorbers for 30 production aircraft.
■	NASA Space Launch System –A follow on order was received for more energy absorbers for use on the launch pad of the new SLS Program. The Program is now scheduled to launch the first Orion spacecraft in early 2020.
■	Shock Absorbers for US Navy Carriers– A follow on order was received for shock absorbers for the 2nd and 3rd aircraft carriers of the Gerald Ford class of carriers.

NEXT SHAREHOLDER MAILING

Our next Shareholder mailing will be the Notice of Annual Meeting of Shareholders. The Annual Meeting is scheduled for Friday, November 2, 2018 at 11 am at the Millennium Buffalo, 2040 Walden Ave in Cheektowaga. You should be receiving your mailing in September.

/s/Alan R. Klembczyk

By: Alan Klembczyk

President